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08031485

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48188

SEC Mail Processing Section
FEB 27 2008
Washington, DC
104

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ATLANTIC-PACIFIC CAPITAL, INC. I

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 GREENWICH AVENUE - SECOND FLOOR
(No. and Street)

GREENWICH (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANTHONY BOSSONE 203-861-5480 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

REYNOLDS & ROWELLA, LLP
(Name – *if individual, state last, first, middle name*)

90 GROVE STREET (Address) RIDGEFIELD (City) CT (State) 06877 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 05 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ANTHONY BOSSONE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ATLANTIC-PACIFIC CAPITAL, INC. I, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Anthony Bossone
Signature

CHIEF FINANCIAL OFFICER
Title

Michelle Barr
Notary Public

MICHELLE BARR
Notary Public, State of New York
No. 01BA5042457
Qualified in Westchester County
Commission Expires July 25, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reynolds & Rowella LLP
Full Service Accounting & Financial Solutions
expect more from us

Partners:
Thomas F. Reynolds, CPA
Frank A. Rowella, Jr., CPA
Steven I. Risbridger, CPA
Scott D. Crane, CPA
Ben Maini, CPA

Principal,
Richard J. Proctor, CPA, CVA, CGFM

Report of Independent Auditors

To the Stockholder of
Atlantic-Pacific Capital, Inc.
Greenwich, Connecticut

We have audited the accompanying consolidated statement of financial condition of Atlantic-Pacific Capital, Inc. as of December 31, 2007, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the financial statements of Atlantic-Pacific Capital Limited, a wholly owned subsidiary, which statements reflect total assets of $6,790,110 as of December 31, 2007, and total revenues of $6,720,895 for the year then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Atlantic-Pacific Capital Limited, is based solely on the report of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Atlantic-Pacific Capital, Inc. as of December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Reynolds & Rowella, LLP

Reynolds & Rowella, LLP

Ridgefield, Connecticut
February 20, 2008

90 Grove Street
Ridgefield, CT 06877
(203) 438-0161

87 Old Ridgefield Road
Wilton, CT 06897
(203) 762-2419

51 Locust Avenue
New Canaan, CT 06840
(203) 972-5191

Fax: (203) 431-3570 *e-mail info@reynoldsrowella.com* *website: www.reynoldsrowella.com*

Atlantic-Pacific Capital, Inc.
Consolidated Statement of Financial Condition
December 31, 2007

Assets	
Current assets	
Cash	$ 10,946,719
Placement fees receivable	16,848,423
Interest receivable	505,111
Investment income receivable	443,642
Due from funds	963,511
Other current assets	150,151
Total current assets	29,857,557
Property and equipment (net of accumulated depreciation and amortization of $1,299,065)	707,913
Other assets	
Placement fees receivable	7,905,315
Security deposits	180,909
Investment in affiliates	1,277
Other investment	300,000
Total other assets	8,387,501
Total assets	$ 38,952,971
Liabilities and stockholder's equity	
Current liabilities	
Accounts payable and accrued expenses	$ 893,969
Accrued year end bonuses	294,585
Accrued revenue participation	6,194,112
Total current liabilities	7,382,666
Long term liabilities	
Accrued revenue participation	2,288,385
Total long term liabilities	2,288,385
Total liabilities	9,671,051
Stockholder's equity	29,281,920
Total liabilities and stockholder's equity	$ 38,952,971

The accompanying notes are an integral part of these financial statements.

END